Exhibit 107

Calculation of Filing Fee Tables

Form S-4

(Form Type)

TRTL HOLDING CORP.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

CALCULATION OF REGISTRATION FEE

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Security	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

	Equity	Shares of common stock, $0.0001 par value(1)	Rules 457(c) and 457(f)(1)(6)	25,000,000	$10.845	$271,125,000	0.00014760	$40,018.05

	Equity	Shares of common stock, $0.0001 par value(2)	Rules 457(c) and 457(f)(1)(8)	34,000,000	$0.0033333	$123,332.10	0.00014760	$18.20

	Equity	Public Warrants to purchase common stock(3)	Rule 457(i)(7)	8,625,000	—	—	0.00014760	—

	Equity	Shares of common stock underlying Public Warrants(4)	Rules 457(c) and 457(f)(1)(7)	8,625,000	$11.62	$100,222,500	0.00014760	$14,792.84

	Equity	Private Warrants to purchase common stock	Rule 457(i)	1,040,000	—	—	0.00014760	—

	Equity	Shares of common stock underlying Private Warrants(4)	Rule 457(g)(9)	1,040,000	$11.50	$11,960,000	0.00014760	$1,765.30

	Right	Contingent Share Rights(5)	457(g)	15,519,813	N/A	N/A	N/A	(10)

Total						$383,430,832.10		$56,594.39

(1)

Includes the maximum number of shares of common stock, $0.0001 par value per share (“Pubco Common Shares”), of the registrant, TRTL Holding Corp., a Delaware corporation (“Pubco”), issuable to former shareholders of TortoiseEcofin Acquisition Corp. III, an exempted company incorporated under the laws of the Cayman Islands (“TRTL,” including its successor following Domestication) in connection with the business combination (the “Business Combination”) to be effected pursuant to the amended and restated business combination agreement (as amended, the “Business Combination Agreement,” and transactions contemplated thereby (the “Business Combination”), including the transfer by continuation of TRTL out of the Cayman Islands and into the State of Delaware to redomicile as a Delaware corporation (the “Domestication”) among the registrant, TRTL and One Energy Enterprises Inc., a Delaware corporation (“One Energy”), and certain other parties. This number is based on (a) 8,625,000 Pubco Common Shares to be issued to holders of TRTL Class B Ordinary Shares, including the Sponsor, Insiders, Anchor Investors and the applicable Sponsor Lenders (as defined in the proxy statement/prospectus), in consideration of the Founder Shares (as defined in the proxy statement/prospectus) held or to be held by such holders, (b) 15,519,813 Pubco Common Shares to be issued to holders of TRTL Public Shares, assuming no additional redemptions of TRTL Public Shares at the Closing, and (c) 200,000 Pubco Common Shares to be issued to the April Subscription Investor upon the Closing pursuant to the April Subscription Agreement (as defined in the proxy statement/prospectus).

(2)

Includes (a) 23,862,881 Pubco Common Shares to be issued as Aggregate Common Share Consideration (as defined in the Business Combination Agreement) upon consummation of the Business Combination (the “Closing”) to holders of outstanding One Energy common stock (“One Energy Common Stockholders”), which includes 5.5 million Pubco Common Shares otherwise deliverable at the Closing to Jereme Kent, the Chief Executive Officer of One Energy, to be deposited into an escrow account to be distributed to the holders of CSRs in accordance with the terms of a Contingent Stock Rights Agreement, (b) 4,397,885 Pubco Common Shares underlying Pubco Preferred Shares to be issued as Aggregate Preferred Share Consideration upon the Closing to holders of outstanding shares of One Energy preferred stock (“One Energy Preferred Shares”), if any such shares remain outstanding as of immediately prior to the effective time of the Company Merger (“One Energy Preferred Stockholders”), and (c) up to 5,000,000 additional Pubco Common Shares (“Company Earnout Shares”) issuable to One Energy Common Stockholders if certain conditions are met pursuant to the Business Combination Agreement.

(3)	Represents warrants of Pubco, each whole warrant entitling the holder to purchase one Pubco Common Share, to be issued in exchange for TRTL warrants pursuant to the Business Combination.
(4)	Represents Pubco Common Shares underlying Pubco warrants.
(5)	Represents Contingent Share Rights (“CSRs”) issued to holders of TRTL who do not redeem their TRTL Class A ordinary shares in connection with the Business Combination.
(6)	In accordance with Rule 457(f)(1) and Rule 457(c), as applicable, based on $10.845, the average of the high and low prices of TRTL’s Class A ordinary shares as reported on the NYSE on May 6, 2024.
(7)

In accordance with Rule 457(f)(1) and Rule 457(c), as applicable, based on the sum of (a) the average of the high ($0.12) and low ($0.12) prices for the TRTL warrants on the NYSE on May 6, 2024 and (b) $11.50, the exercise price of the TRTL warrants, resulting in a combined maximum offering price per warrant of $11.62. Consistent with the response to Question 240.06 of the Securities Act Rules Compliance and Disclosure Interpretations, the registration fee with respect to the Pubco warrants has been allocated to the underlying Pubco Common Shares and those Pubco Common Shares are included in the registration fee.

(8)

Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f)(2) of the Securities Act of 1933, as amended. One Energy is a private company, no market exists for its securities, and One Energy has an accumulated deficit. Therefore, the proposed maximum aggregate offering price of One Energy shares is one-third of the aggregate par value of the One Energy shares expected to be exchanged in the Business Combination.

(9)

Represents warrants of Pubco, each whole warrant entitling the holder to purchase one Pubco Ordinary Share, to be issued in exchange for warrants issued in a private placement at the time of TRTL’s initial public offering. The filing fee calculated using the exercise price of the warrants of $11.50 per share. Consistent with the response to Question 240.06 of the Securities Act Rules Compliance and Disclosure Interpretations, the registration fee with respect to the Pubco warrants has been allocated to the underlying Pubco Common Shares and those Pubco Common Shares are included in the registration fee.

(10)	No fee pursuant to Rule 457(g) under the Securities Act.